United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: December 19th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, December 19, 2013	www.gruma.com

GRUMA ANNOUNCES THE RENEWAL OF

ITS MARKET MAKER AGREEMENT WITH UBS

San Pedro Garza Garcia, N.L., Mexico, December 19, 2013. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that it has renewed its Market Maker (''Formador de Mercado'') services agreement with UBS CASA DE BOLSA, S.A. DE C.V.(''UBS''), to trade its GRUMAB shares. Pursuant to said renewal, UBS will continue operations as Market Maker for GRUMAB until September 30, 2014.

Founded in 1949, GRUMA, S.A.B. de C.V., is one of the world's leading corn flour and tortilla producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.